Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation
(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

Noble Finco Limited

Commission File No. for Registration

Statement on Form S-4: 333-261780

March 9, 2022

Press release

Investor News (No. 3/2022)

Noble Corporation and Maersk Drilling announce Board of Directors for Combined Company

Sugar Land and Copenhagen, 9 March 2022 – Noble Corporation (NYSE: NE) (“Noble”) and The Drilling Company of 1972 A/S (CSE: DRLCO) (“Maersk Drilling”) today announced the Board of Directors to be effective upon the closing of the business combination announced on November 10, 2021.

The combined company’s seven-member Board of Directors, led by Chairman Charles M. (Chuck) Sledge, will provide diverse and balanced representation from Noble and Maersk Drilling’s current Boards of Directors. Each board member has significant leadership experience and brings unique perspectives on strategic planning, capital markets, M&A, E&P customers, legal and regulatory affairs, and sustainability in the offshore oil and gas industry.

Mr. Sledge commented, “I look forward to working with this experienced group of directors upon merger completion. The diversity of knowledge and backgrounds will serve the combined company well as the offshore drilling industry begins a new business cycle. Under this board’s governance and Robert’s leadership, I’m confident that the combined company will be the driller of choice for our customers and the equity of choice for investors.”

Maersk Drilling’s Chairperson, Claus V. Hemmingsen commented, “I am pleased to accept the nomination as a post-closing Board Member. The combination of Maersk Drilling and Noble rests on a strong industry logic and I remain convinced that the new company will be a unique and unmatched player in the offshore drilling market. I look forward to building on the momentum of both companies, leveraging our shared values, strong focus on enhanced customer experience and commitment to sustainability.”

Combined Company Board Members nominees are:

▪	Charles M. (Chuck) Sledge, Chairman

Charles M. (Chuck) Sledge has served as chairman of the board of directors of Noble Corporation since early 2021. Mr. Sledge currently serves as chairman of Weatherford International and is a board member of Talos Energy LLC. Mr. Sledge was Chief Financial Officer of Cameron International Corporation from 2008 until 2016 when the oilfield services company was acquired by Schlumberger Ltd. Prior to this, Mr. Sledge held the position of Corporate Controller at Cameron International Corporation from 2001 through 2008. He brings valuable experience gained as an executive officer in the energy industry and extensive knowledge of accounting and finance. He received a BS in Accounting from Louisiana State University.

▪	Claus V. Hemmingsen

Claus. V. Hemmingsen has served as chairman of the board of directors of Maersk Drilling since 2016. Mr. Hemmingsen currently serves as the chairman of DFDS A/S, HusCompagniet A/S and Innargi Holding A/S, and as a board member of A.P. Møller og Hustru Chastine Mc-Kinney Møllers Fond til Almene Formaal (The A.P. Moller Foundation), A.P. Møller Holding A/S, Den A.P. Møllerske Støttefond, Det Forenede Dampskibs-Selskabs Jubilæumsfond, Fonden Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping, Global Maritime Forum Fonden, and Work Wear Group A/S. Mr. Hemmingsen is a member of the Danish Committee on Corporate Governance. Until 2019, Mr. Hemmingsen was the Vice CEO and a member of the A.P. Møller-Maersk A/S executive board and CEO of A.P. Møller-Maersk’s Energy division. Prior to this Mr. Hemmingsen was CEO of Maersk Drilling from 2004. Mr. Hemmingsen has extensive international, commercial, and managerial experience from the offshore oil and gas and shipping industries, including HSSE & sustainability, mergers and acquisitions, capital markets and non-executive directorships. He has studied management at London Business School and Cornell University and gained an Executive MBA from IMD in 2007.

▪	Alan J. Hirshberg

Alan J. Hirshberg has served on the board of directors of Noble Corporation since early 2021. Mr. Hirshberg is currently a board member of Falcon Minerals Corporation and McDermott International and formerly served as a Senior Advisor at Blackstone Management Partners. Between 2010 and 2019, Mr. Hirshberg worked for ConocoPhillips as Executive Vice President, Production, Drilling and Projects and Senior Vice President, Planning and Strategy. Prior to joining ConocoPhillips, Mr. Hirshberg worked at Exxon and ExxonMobil for 27 years, serving in various senior leadership positions in upstream research, production operations, major projects, and strategic planning. His last role at ExxonMobil was Vice President of Worldwide Deepwater and Africa Projects. Mr. Hirshberg received Bachelor’s and Master of Science degrees in Mechanical Engineering from Rice University.

▪	Kristin H. Holth

Kristin H. Holth has served on Maersk Drilling’s Board of Directors since April 2020. Ms. Holth currently serves as a board member of GasLog Partners, Maersk Tankers A/S, HitecVision AS, ABP AS, BI International Advisory board and chair of Equality Check AS. Before starting her career as non-executive director, Ms. Holth was Executive Vice President and Global Head of Ocean Industries in DNB Bank ASA – Norway’s largest financial services group and a global leading financial institution within the Ocean Industries. Ms. Holth has held numerous management positions within DNB over the years, including also Global Head of Shipping, Offshore & Logistics for 4 years and General Manager & Head of DNB Americas for 6 years. She has significant international, managerial, and commercial insight in global capital markets, shipping, offshore, oil & gas and oilfield services industries, with a strong focus on ESG matters. Ms. Holth holds a Bachelor in Economics and Business Administration from BI Norwegian Business School.

▪	Alistair Maxwell

Alastair Maxwell has served on Maersk Drilling’s Board of Directors since April 2019. He comes from a position as CFO of Signifier Medical Technologies Ltd. and has previously held the position as CFO of GasLog Ltd. Prior to that, he worked in the investment banking industry for 29 years, most recently with Goldman Sachs from 2010 to 2016 where he was a partner and Co-Head of the Global Energy Group with responsibility for relationships with a wide range of corporate and other clients. Previously, he was with Morgan Stanley, most recently as Managing Director and Head of Energy in the EMEA region, and with Dresdner Kleinwort Benson in a series of roles in the Utilities and M&A Groups. Mr. Maxwell has extensive international and financial experience within energy markets, including mergers and acquisitions, privatization, restructuring and equity and debt capital markets. Mr. Maxwell studied Modern Languages (Spanish and Portuguese) at Worcester College, Oxford.

▪	Ann D. Pickard

Ann D. Pickard has served on the board of directors of Noble Corporation since early 2021. Ms. Pickard is currently a director of KBR, Inc., Woodside Petroleum Ltd., and The University of Wyoming Foundation. In addition, Ms. Pickard is an active member of Chief Executive Women. Ms. Pickard worked for Royal Dutch Shell from 2000 to 2016 and held numerous executive management positions of increasing responsibility. She joined Shell after an 11-year tenure with Mobil before its merger with Exxon. She has 25 years of international experience as a senior manager in large organisations, with responsibility for major corporate transformations, maximising return on assets in challenging environments, complex negotiations, large scale development projects and strategic planning. Ms. Pickard has significant business experience throughout South America, Australia, the countries of the former Soviet Union, the Middle East, and Africa. Ms. Pickard holds a Bachelor of Arts degree from the University of California, San Diego and a Master of Arts degree from the University of Pennsylvania.

▪	Robert W. Eifler

Mr. Eifler has served on Noble Corporation’s board of directors and as President and Chief Executive Officer of the company since May 2020. Previously, Mr. Eifler served as Senior Vice President, Commercial of the Company from August 2019 until assuming his position as President and Chief Executive Officer. Mr. Eifler served as Noble’s Senior Vice President, Marketing and Contracts from February 2019 to August 2019, and as the Company’s Vice President and General Manager-Marketing and Contracts from July 2017 to February 2019. Before that, Mr. Eifler led Noble’s marketing and contracts efforts for the Eastern Hemisphere while based in London. From November 2013 to March 2015, Mr. Eifler worked for Hercules Offshore, an offshore driller, as Director of International Marketing. Mr. Eifler originally joined Noble in February 2005 as part of the management development program and held numerous operational and marketing roles with increasing responsibility around the world until joining Hercules in 2013. Mr. Eifler has extensive knowledge of the industry and will serve as the President and Chief Executive Officer of the combined company upon closing the transaction. Mr. Eifler received a B.S. in Systems and Information Engineering from the University of Virginia and an Acton MBA in Entrepreneurship.

Contact Noble Corporation

For additional information, visit www.noblecorp.com or email investors@noblecorp.com

Craig Muirhead

Vice President of Investor Relations and Treasurer

T: +1 713-239-6564

M: cmuirhead@noblecorp.com

Aaron Campbell

Director of Investor Relations

T: +1 713-417-9112

M: acampbell@noblecorp.com

Contact Maersk Drilling

For additional information, visit www.maerskdrilling.com

Michael Harboe-Jorgensen

Vice President, Head of Investor Relations

T: +45 23285733

M: michael.harboe-jorgensen@maerskdrilling.com

Kristoffer Apollo

Head of Media Relations

T: +45 27903102

M: Kristoffer.apollo@maerskdrilling.com

About Noble

Noble is a leading offshore drilling contractor for the oil and gas industry.  The Company owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry.  Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921.  Currently, Noble performs, through its subsidiaries, contract drilling services with a fleet of 19 offshore drilling units, consisting of 11 drillships and 8 jackups, focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide.  Noble is an exempted company incorporated in the Cayman Islands with limited liability with registered office at P.O. BOX 309, Ugland House, S. Church Street, Grand Cayman, KY1-1104.  Additional information on Noble is available at www.noblecorp.com.

About Maersk Drilling

With more than 45 years of experience operating in the most challenging offshore environments, Maersk Drilling (CSE: DRLCO) provides responsible drilling services to energy companies worldwide. Maersk Drilling owns and operates a fleet of 19 offshore drilling rigs and specialises in harsh environment and deepwater operations. Headquartered in Denmark, Maersk Drilling employs around 2,400 people. For more information about Maersk Drilling, visit www.maerskdrilling.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability of Noble Finco Limited (“Topco”) to list the Topco shares on NYSE or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that we have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble and Topco with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, on 20 December 2021, Topco filed with the SEC a Registration Statement on Form S 4 that includes (1) a preliminary proxy statement of Noble that also constitutes a preliminary prospectus for Topco and (2) a preliminary offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares once the registration statement has become effective and the proxy statement/prospectus and the offering prospectus are in definitive form. When available, Noble will mail the definitive proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the definitive offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING

DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders are able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 17, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2021, and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed business combination are contained in the preliminary proxy statement/prospectus and will be included in the definitive proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Notice

This announcement is not a public takeover offer and this announcement does not represent a formal decision by Topco or Noble to make a public takeover offer within the meaning of section 4(1) of the Danish Takeover Order (Executive Order no. 636 dated 15 May 2020), and such formal decision by Topco to make a public takeover offer in accordance with section 4(1) of the Danish Takeover Order is conditional on the approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the "Prospectus Regulation") or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority. If and when Topco formally launches the exchange offer, it will be made in the form of an offer document to be approved by the Danish Financial Supervisory Authority in accordance with the Danish Capital Market Act (Consolidated Act no. 1767 of 27 November 2020 on Capital Markets, as amended) and the Danish Takeover Order.